Exhibit 99.1

CLPS Incorporation Reports Financial Results for the First Half of Fiscal Year 2020

SHANGHAI, March 6, 2020 /PRNewswire/ -- CLPS Incorporation (the “Company” or “CLPS”) (Nasdaq: CLPS), today announced its unaudited financial results for the six months ended December 31, 2019, or the first half of the Company’s fiscal year 2020.

First Half of Fiscal 2020 Highlights (all results compared to the six months ended December 31, 2018)

Revenues increased by 38.2% to $42.6 million from $30.8 million.

Gross profit increased by 37.7% to $15.4 million from $11.2 million. Gross margin remained relatively flat at 36% compared to the prior year period.

Net income attributable to CLPS Incorporation’s shareholders was $2.4 million, or $0.17 basic and diluted earnings per share, compared to net loss attributable to CLPS Incorporation’s shareholders of $1.4 million, or $0.10 basic and diluted losses per share.

Non-GAAP net income attributable to CLPS Incorporation’s shareholders1 increased by 33.1% to $3.4 million, or $0.24 basic and diluted earnings per share, compared to $2.6 million, or $0.19 basic earnings per share and $0.18 diluted earnings per share (See Use of Non-GAAP Financial Measures below for a discussion of such measures as used in this press release).

Mr. Raymond Lin, Co-Founder and Chief Executive Officer of CLPS, commented, “With strong demand for global financial IT services and solutions, CLPS was able to continue the implementation of its global expansion strategy and make further improvements in its business. Our highly effective IT services and solutions were able to deliver on demand, and new technologies such as micro services, robotic process automation (RPA) applications, and big data lowered operational costs. We also provided professional training in management and technical subjects in order to improve the overall capabilities of our staff and to attract more talent.”

“For the remainder of the fiscal year, CLPS will continue to expand globally, proactively acquire and service more international clients, especially those in the U.S., and continue to grow our acquired businesses. At the same time, we will launch comprehensive services related to our advantages in the credit card industry. We will also ensure sustainable and high quality growth for CLPS, and create long-term value for shareholders.”

Ms. Rui Yang, acting Chief Financial Officer of CLPS, commented, “During the first six months of fiscal 2020, revenues continued to grow strongly, increasing 38.2% year over year. Net income attributable to CLPS Incorporation’s shareholders for this period turned profitable to $2.4 million compared to a loss of $1.4 million in the same period last year. GAAP and non-GAAP basic earnings per share were $0.17 and $0.24, respectively. With the continued implementation of our global expansion strategy, we are confident that we have the ability to continue delivering good financial performance and to continuously improve our capabilities to create value for our shareholders.”

First Half of Fiscal Year 2020 Financial Results

Revenues

In the first half of fiscal 2020, revenues increased by $11.8 million, or 38.2%, to $42.6 million from $30.8 million in the prior year period. This increase in revenue was mainly due to an increase in revenue from IT consulting services.

Revenues by Service

●	Revenue from IT consulting services increased by $11.8 million, or 39.8%, to $41.6 million and accounted for 97.7% of total revenue in the first half of fiscal 2020 from $29.8 million, or 96.6% of total revenue, in the same period of the previous year. The increase was primarily due to increased demand from existing and new clients. For the six months ended December 31, 2019 and 2018, 41.3% and 50.3% of IT consulting services revenue were from international banks, respectively.

●	Revenue from customized IT solution services decreased by $0.2 million, or 25.9%, to $0.7 million in the first half of fiscal 2020 from $0.9 million.

●	Revenue from other services increased to $0.3 million in the first half of fiscal year 2020 from $0.1 million in the same period of the previous year.

Revenues by Geography

●	Revenue from overseas services increased by 179.5% to $4.3 million in the first half of fiscal year 2020 from $1.5 million in the same period of the previous year. Overseas revenue accounted for 10.1% of total revenue compared to 5.0% in the prior year period. The increase in overseas revenue reflects the Company’s successful and continuous global expansion strategy.

Gross Profit and Gross Margin

Gross profit increased by $4.2 million, or 37.7%, to $15.4 million in the first half of fiscal 2020 from $11.2 million in the prior year period. Gross margin in the first half of fiscal 2020 remained relatively flat at 36% compared to the prior year period.

Operating Expenses

Selling and marketing expenses increased by $0.4 million, or 44.3%, to $1.4 million in the first half of fiscal 2020 from $1.0 million in the prior year period due to the increase of salary expenses as new staff were hired, enabling the implementation of the Company’s global expansion strategy.

Research and development expenses increased by $2.0 million, or 65.2%, to $5.0 million in the first half of fiscal 2020 from $3.0 million in the prior year period. The increase was primarily due to the establishment of four new research projects and the Company’s continued R&D efforts in big data, blockchain, and artificial intelligence (AI).

General and administrative expenses decreased by $1.3 million, or 13.8%, to $7.9 million in the first half of fiscal 2020 from $9.2 million in the prior year period. The decrease was primarily due to the deduction of $3.0 million non-cash share-based compensation expenses related to the grants under the 2017 Equity Incentive Plan. After excluding the impact of non-cash share-based compensation expenses, non-GAAP general and administrative expenses 2 increased by $1.8 million, or 33.4%, to $6.9 million in the first half of fiscal 2020 from $5.1 million in the same period of the previous year. The increase in non-GAAP administrative expenses was primarily due to routine expenses incurred after going public and due to a year-over-year increase in salary and compensation expenses.

Operating Income

Operating income increased by $3.2 million to $1.2 million in the first half of fiscal 2020 from a loss of $2.0 million in the same period of the previous year. Operating margin was 2.9% in the first half of fiscal 2020 compared to (6.5%) in the prior year period.

Provision for Income Taxes

Provision for income taxes increased by $0.2 million to $0.4 million in the first half of fiscal 2020 from $0.2 million in the same period of the previous year, mainly due to the increase of deferred income tax expenses due to changes in tax rates of the Company’s subsidiaries.

Net Income and EPS

Net income increased by $4.0 million to $2.3 million in the first half of fiscal 2020 from a loss of $1.7 million in the prior year period. The increase in net income was due to the decrease in non-cash share-based compensation expenses. After excluding the impact of non-cash share-based compensation expenses, non-GAAP net income3 increased by $1.1 million, or 44.3%, to $3.4 million in the first half of fiscal 2020 from $2.3 million in the same period of the previous year. After excluding the impact of non-controlling interests, net income attributable to CLPS Incorporation’s shareholders in the first half of fiscal 2020 was $2.4 million, or $0.17 per basic and diluted share. After excluding the impact of non-cash share-based compensation expenses, non-GAAP net income attributable to CLPS Incorporation’s shareholders1 in the first half of fiscal 2020 was $3.4 million, or $0.24 per basic and diluted share. This is compared to non-GAAP net income attributable to CLPS Incorporation’s shareholders of $2.6 million, or $0.19 per basic share and $0.18 per diluted share, in the first half of fiscal 2019.

Cash Flow

As of December 31, 2019, the Company had cash and cash equivalents of $11.2 million compared to $6.6 million as of June 30, 2019.

Net cash provided by operating activities was approximately $5.7 million for the six months ended December 31, 2019, including net income of $2.3 million, adjusted for non-cash items of $1.6 million and positive adjustments for changes in operating assets and liabilities of $1.8 million. Non-cash items include the share-based compensation reserves of $1.1 million.

For the six months ended December 31, 2019, net cash provided by investing activities was approximately $0.4 million, primarily due to the redemption of short-term investments and payments made for business acquisitions.

Net cash used in financing activities was approximately $1.3 million for the six months ended December 31, 2019. During this period, the Company had bank loans of approximately $0.7 million and repaid loans of approximately $2.2 million.

Financial Outlook

For fiscal year 2020, the Company expects, absent material acquisitions or non-recurring transactions, total sales growth in the range of approximately 30% to 35%, net income to turn profitable, and non-GAAP net income growth in the range of approximately 30% to 35% compared to fiscal year 2019 financial results. The foregoing guidance includes estimated 2020 financial results of the RiDiK Pte. Ltd. acquisition, an entity in which the Company acquired an 80% equity stake in September 2019. In addition, this guidance necessarily assumes no significant adverse price changes during fiscal year 2020.

This forecast reflects the Company’s current and preliminary views, which are subject to change and are subject to risks and uncertainties, including, but not limited to, potential accounting adjustments attributable to RiDiK Pte. Ltd. acquisition as well as various risks and uncertainties facing the Company’s business and operations as identified in its public filings.

Exchange Rate

The balance sheet amounts with the exception of equity as of December 31, 2019, were translated at 6.9618 RMB to 1.00 USD compared to 6.8755 RMB to 1.00 USD as of December 31, 2018. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the periods ended December 31, 2019 and 2018 were 7.0297 RMB to 1.00 USD and 6.8585 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S, dollar terms without giving effect to any underlying change in our business or results of operation.

About CLPS Incorporation

Headquartered in Shanghai, China, CLPS Incorporation (the “Company”) (Nasdaq: CLPS) is a global leading information technology (“IT”), consulting and solutions service provider focusing on the banking, insurance and financial sectors. The Company serves as an IT solutions provider to a growing network of clients in the global financial industry, including large financial institutions in the US, Europe, Australia and Hong Kong and their PRC-based IT centers. The Company maintains 18 delivery and/or research & development centers to serve different customers in various geographic locations. Mainland China centers are located in Shanghai, Beijing, Dalian, Tianjin, Baoding, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Suzhou. The remaining eight global centers are located in Hong Kong SAR, USA, UK, Japan, Singapore, Malaysia, Australia, and India. For further information regarding the Company, please visit: http://ir.clpsglobal.com/.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All such statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties related to the Company’s financial and operational performance in the first half of 2020, its expectations of the Company’s future performance, its preliminary outlook and guidance offered in this presentation, as well as the risks and uncertainties described in the Company’s most recently filed SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. The Company uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to CLPS Incorporation’s shareholders, and basic and diluted non-GAAP net income per share, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of revenues. Non-GAAP net income attributable to CLPS Incorporation’s shareholders is net income attributable to CLPS Incorporation’s shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per share is non-GAAP net income attributable to common shareholders divided by weighted average number of shares used in the calculation of basic and diluted net income per share. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation expenses clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. The Company encourages investors to carefully consider its results under GAAP, as well as its supplemental non-GAAP information and the reconciliation between these presentations, to more fully understand its business. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Results” near the end of this release.

Contact:

CLPS Incorporation

Email: ir@clpsglobal.com

[1]	Non-GAAP net income attributable to CLPS Incorporation’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to the Company excluding share-based compensation expenses. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

[2]	Non-GAAP general and administrative expenses is a non-GAAP financial measure, which is defined as general and administrative expenses excluding share-based compensation expenses. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

[3]	Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

CLPS INCORPORATION

Unaudited CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“$”), except for number of shares)

	As of December 31, 2019	As of June 30, 2019

ASSETS
Current assets
Cash and cash equivalents	$11,234,260	$6,601,335
Short-term investments	-	1,791,697
Accounts receivable, net	20,857,441	19,263,584
Escrow receivable	200,000	200,000
Prepayments, deposits and other assets, net	1,998,499	1,028,154
Prepaid income tax	524,352	630,790
Amount due from related parties	252,706	230,540
Total Current Assets	35,067,258	29,746,100

Property and equipment, net	471,886	566,591
Intangible assets, net	1,240,490	427,769
Goodwill	2,184,001	447,790
Prepayments, deposits and other assets, net	220,661	222,507
Long-term investments	1,102,691	914,006
Deferred tax assets, net	251,912	338,221
Total Assets	$40,538,899	$32,662,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	$802,514	$2,184,996
Accounts payable and other current liabilities	845,032	196,832
Tax payables	1,178,472	915,629
Deferred subsidies	-	109,250
Contract liabilities	1,241,706	-
Deferred revenue	-	124,192
Salaries and benefits payable	10,789,713	7,735,487
Amounts due to related parties	161,864	-
Deferred tax liabilities	192,127	-
Total Current Liabilities	15,211,428	11,266,386

Commitments and Contingencies

Shareholders’ Equity
Common share, $0.0001 par value; 100,000,000 shares authorized; 14,249,030 shares issued and outstanding as of December 31, 2019 and 13,913,201 shares issued and outstanding as of June 30, 2019	1,425	1,391
Additional paid-in capital	25,648,785	24,276,622
Statuary reserves	2,331,138	1,833,802
Accumulated deficit	(2,776,767)	(4,509,729)
Accumulated other comprehensive loss	(960,744)	(813,650)

Total CLPS Incorporation’s Shareholders’ Equity	24,243,837	20,788,436

Non-controlling Interests	1,083,634	608,162

Total Shareholders’ Equity	25,327,471	21,396,598

Total Liabilities and Shareholders’ Equity	$40,538,899	$32,662,984

CLPS INCORPORATION

UNAUDITED CONDENSED CONSOLIDATED statements

of INCOME AND COMPREHENSIVE INCOME

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the six months ended December 31,
	2019	2018

Revenues	42,568,264	30,795,748
Less: Cost of revenues (note 1)	(27,191,640)	(19,625,663)
Gross profit	15,376,624	11,170,085

Operating expenses
Selling and marketing expenses (note 1)	1,404,227	972,876
Research and development expenses	5,020,520	3,039,361
General and administrative expenses (note 1)	7,897,096	9,161,267
Other operating income	(187,496)	-
Total operating expenses	14,134,347	13,173,504
Income (loss) from operations	1,242,277	(2,003,419)
Subsidies and other income, net	1,371,912	623,156
Other expenses	(30,093)	(61,717)

Income (loss) before income tax and share of income in equity investees	2,584,096	(1,441,980)
Provision for income taxes	388,843	242,898
Income (loss) before share of income in equity investees	2,195,253	(1,684,878)
Share of income in equity investees, net of tax	99,468	-
Net income (loss)	2,294,721	(1,684,878)
Less: Net loss attributable to non-controlling interests	(74,220)	(252,247)
Net income (loss) attributable to CLPS Incorporation’s shareholders	$2,368,941	$(1,432,631)

Other comprehensive (loss) income

Foreign currency translation loss	$(139,745)	$(370,384)
Less: foreign currency translation gain (loss) attributable to non-controlling interests	7,349	(19,427)
Other comprehensive loss attributable to CLPS Incorporation’s shareholders	$(147,094)	$(350,957)

Comprehensive income (loss)
CLPS Incorporation shareholders	$2,221,847	$(1,783,588)
Non-controlling interests	(66,351)	(271,674)
	$2,155,496	$(2,055,262)

Basic earnings (losses) per common share	$0.17	$(0.10)
Weighted average number of share outstanding – basic	14,152,616	13,799,224
Diluted earnings (losses) per common share	$0.17	$(0.10)
Weighted average number of share outstanding – diluted (note 2)	14,205,188	13,799,224

Note:

(1)	Includes share-based compensation expenses as follows:

Cost of revenues	$5,068	$-
Selling and marketing expenses	30,316	-
General and administrative expenses	1,031,265	4,013,714
	$1,066,649	$4,013,714

(2)	All dilutive potential ordinary shares had anti-dilutive impact and were excluded in computation of diluted earnings per share in the period when loss was reported.

CLPS INCORPORATION

RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the six months ended December 31,
	2019	2018

Cost of revenues	$27,191,640	$19,625,663
Less: share-based compensation expenses	5,068	-
Non-GAAP cost of revenues	$27,186,572	$19,625,663

Selling and marketing expenses	$1,404,227	$972,876
Less: share-based compensation expenses	30,316	-

Non-GAAP selling and marketing expenses	$1,373,911	$972,876

General and administrative expenses	$7,897,096	$9,161,267
Less: share-based compensation expenses	1,031,265	4,013,714
Non-GAAP general and administrative expenses	$6,865,831	$5,147,553

Operating income (loss)	$1,242,277	$(2,003,419)
Add: share-based compensation expenses	1,066,649	4,013,714
Non-GAAP operating income	$2,308,926	$2,010,295

Operating Margin	2.9%	(6.5)%
Add: share-based compensation expenses	2.5%	13.0%
Non-GAAP operating margin	5.4%	6.5%

Net income (loss)	$2,294,721	$(1,684,878)
Add: share-based compensation expenses	1,066,649	4,013,714
Non-GAAP net income	$3,361,370	$2,328,836

Net income (loss) attributable to CLPS Incorporation’s shareholders	$2,368,941	$(1,432,631)
Add: share-based compensation expenses	1,066,649	4,013,714
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	$3,435,590	$2,581,083

Weighted average number of share outstanding used in computing GAAP and non-GAAP basic earnings	14,152,616	13,799,224
GAAP Basic earnings (losses) per common share	$0.17	$(0.10)
Add: share-based compensation expenses	0.07	0.29
Non-GAAP basic earnings per common share	$0.24	$0.19

Weighted average number of share outstanding used in computing GAAP diluted earnings	14,205,188	13,799,224
Add: effect of dilutive securities (note 1)	-	158,574
Weighted average number of share outstanding used in computing non-GAAP diluted earnings	14,205,188	13,957,798

GAAP diluted earnings (losses) per common share	$0.17	$(0.10)
Add: share-based compensation expenses	0.07	0.28
Non-GAAP diluted earnings per common share	$0.24	$0.18

Note:

(1)	All dilutive potential ordinary shares had anti-dilutive impact and were excluded in computation of GAAP diluted earnings per share in the period when loss was reported.